July 29, 2025

AMG Pantheon Fund, LLC

c/o AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-2 (the “Registration Statement”) filed as of the date hereof under the Securities Act of 1933 by AMG Pantheon Fund, LLC (the “Fund”) for the registration of additional units of beneficial interest (the “Units”) in the amount set forth in Table 1 of Exhibit (S) to the Registration Statement.

We have acted as counsel for the Fund since its organization. We are familiar with the actions taken by the directors of the Fund to authorize this issuance of the Units. We have examined its records of director and unitholder actions, its limited liability company agreement, as amended through the date hereof, and its certificate of formation on file at the office of the Secretary of the State of Delaware. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion.

We assume that upon each sale of the Units, the Fund will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Fund is authorized, under Delaware law, to issue the Units to which the Registration Statement relates, and that, when such Units are issued and sold in the manner referred to in the Registration Statement, they will be validly issued, fully paid and nonassessable by the Fund.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP